

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

Via E-mail
Mr. Xianfu Zhu
Chairman and Chief Executive Officer
Zhongpin Inc.
21 Changshe Road, Changge City, Henan province
The People's Republic of China 461500

>   **Re: Zhongpin Inc.**
>   **Amendment No. 1 to Schedule 13E-3**
>   **Filed April 19, 2013**
>   **File No. 005-81392**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 19, 2013**
>   **File No. 001-33593**

Dear Mr. Zhu:

We have reviewed your amended filings and your response dated April 19, 2013 and have the following additional comments.

Schedule 13E-3

1. We note your response to our prior comment 1. We also note your disclosure under "Relationship with Rollover Investors" on page 69 of your revised preliminary proxy statement that "[a]ll Rollover Investors are members of the company's management." This statement appears to be inconsistent with the information provided in your response. Please clarify this statement to disclose that Mr. Qinghe Wang currently serves as an engineer of Henan Zhongpin, Mr. Shuichi Si currently serves as a veterinarian of Henan Zhongpin, and Ms. Juanjuan Wang currently serves as the Director of Human Resource Department of Henan Zhongpin.

Schedule 14A

2. We note your response to our prior comment 6. It appears that there are agreements or understandings related to the merger with your named executive officers regarding compensation for vested stock options. As such, please revise to provide the disclosure required by Item 402(t) of Regulation S-K in the format required by that Item. Please also revise your statement on page 67 that "[t]he Company does not have any arrangements or understandings with its named

executive officers concerning any type of compensation that is based on or otherwise relates to the merger."

3. We note your response to our prior comment 12. Refer to the following sentence on page 9: "A stockholder's failure to vote against the merger will not constitute a waiver of his, her or its appraisal rights." Please reconcile the apparent inconsistency with the following disclosure appearing on pages 78 and 98: "If you sign and return a proxy card or vote by submitting a proxy by telephone or the Internet, without abstaining or expressly directing that your shares of Company common stock be voted against the adoption of the merger agreement, you will effectively waive your appraisal rights because such shares represented by the proxy will be voted for the adoption of the merger agreement."

Background of the Merger, page 20

4. Please revise throughout the discussion to disclose the specific prices, if any, sought by the special committee when attempting to negotiate a price increase with the Chairman. For example, we note numerous references to price negotiations throughout this section.

5. Please revise to provide a cross reference to where the May Management Projections can be found where the term is first used on page 22.

6. Please revise on page 22 to briefly describe Credit Suisse's answers to Barclay's questions of September 17, 2012.

7. Please revise to disclose the Chairman's "perspective on the Company's business and prospects" explained at the October 11, 2012 telephonic meeting.

8. We note your response to our prior comment 18, including your revised disclosure on page 26. Please expand the summary of Barclays' presentation to include all of the information specified in Item 1015(b) of Regulation M-A, such as Barclays' findings, and the bases and methods of arriving at such findings.

9. Please revise to disclose the special committee's "view of the stand-alone value of the Company" as stated in the last paragraph on page 30.

10. Please revise to describe the reasons why Barclays was not in a position to render an opinion on the proposal of $13.75 per share, if any reasons were given.

Opinion of Cowen and Company (Asia) Limited, page 40

11. We note your reference to "Company Forecasts" on page 44. Please direct us to where these can be found or please revise to include them.

12. We note your response to our prior comment 45. To the extent that the Wall Street Projections were considered or used by the financial advisors, please revise to disclose them. See Item 1015(b)(6) of Regulation M-A.

13. We note your response to our prior comment 25. We reissue the comment because we are unable to locate responsive disclosure in your filings.

You may contact John Dana Brown at (202) 551-3859, Alexandra M. Ledbetter, Office of Mergers and Acquisitions, at (202) 551-3317, or me at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Gregory D. Puff
Akin Gump Strauss Hauer & Feld LLP